Van Kampen Municipal Opportunity Trust II (VOT)


Item 77.C.     Matters Submitted to a Vote of Security Holders

      At a Special Meeting of Shareholders held on January 11, 2006, the shareholders of Van Kampen Municipal Opportunity Trust II (the "Target Fund") approved an Agreement and Plan of Reorganization, dated February 3, 2005, between the Target Fund and Van Kampen Advantage Municipal Income Trust II (the "Acquiring Fund"), the termination of the registration of the Target Fund under the Investment Company Act of 1940, as amended, and the dissolution of the Target Fund under applicable state law.

Common shares:

For:      6,377,350
Against:       327,988
Abstain:  359,094


Preferred shares:

For:      3,881
Against:       29
Abstain:  273